UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 1-14942

MANULIFE FINANCIAL CORPORATION
(Translation of registrant's name into English)

200 Bloor Street East
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.

Form 20-F	☐	Form 40-F	☒
The registrant’s Management’s Discussion and Analysis and Unaudited Interim Consolidated
Financial Statements for the quarter ended March 31, 2025 included in the registrant’s 2025 First
Quarter Report to Shareholders filed with this Form 6-K as Exhibit 99.1, are incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on
Form S-8 (Registration Nos. 333-12610, 333-13072, 333-114951, 333-129430, 333‑157326,
333-211366, 333-272672, 333-277446 ), on Form F‑3 (Registration No. 333-159176) and on Form
F-10 (Registration No. 333-274698). Except for the foregoing, no other document or portion of a document filed with this Form 6-K is incorporated by reference in the above registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K
The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	First Quarter Report to Shareholders

99.2	Certificate Chief Executive Officer

99.3	Certificate Chief Financial Officer
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

	By:	/s/ Eddy Mezzetta
	Name:	Eddy Mezzetta
	Title:	Vice President and Chief Counsel, Corporate Law
Date: May 7, 2025